EXHIBIT 1

RedHill Biopharma Reports 2017 First Quarter Financial Results

  RedHill maintains a debt-free balance sheet with a $61 million cash balance1 at the end of the first quarter of 2017, allowing the Company to continue to diligently execute its development and U.S. commercialization plans

Select recent milestones include:

  Exclusive U.S. co-promotion agreement for commercial GI drug Donnatal®2

  Exclusive license agreement for commercial GI product EnteraGam®3

  Completion of patient enrollment and treatment in the Phase III GUARD study with BEKINDA® (RHB-102) 24 mg for acute gastroenteritis and gastritis

  Completion of patient enrollment in the Phase II study with BEKINDA® 12 mg for IBS-D

  Initiation of an open-label extension study to the Phase III MAP US study with RHB-104 for Crohn’s disease

  FDA QIDP Fast-Track designation granted to RHB-104 for nontuberculous mycobacteria (NTM) infections

  Orphan Drug designation granted to YELIVA® (ABC294640) for the treatment of cholangiocarcinoma

Select potential milestones expected in the coming months:

  Top-line results from the BEKINDA® 24 mg Phase III GUARD study for gastroenteritis and gastritis (the GUARD study) expected in Q2/2017

  Top-line results from the BEKINDA® 12 mg Phase II study for IBS-D expected in Q3/2017

  Initiation of the confirmatory Phase III study with RHB-105 for the treatment of H. pylori infection expected in Q2/2017

  Second independent DSMB meeting for the MAP US Phase III study with RHB-104 for Crohn’s disease, including an interim efficacy analysis and evaluation of an option for early stop for success for overwhelming efficacy, expected mid-year

  Initiation of U.S. promotional activities for Donnatal® and EnteraGam® expected in Q2/2017

  Initiation of additional Phase I/II studies with YELIVA® for cholangiocarcinoma, prevention of mucositis in head and neck cancer and ulcerative colitis expected in H2/2017

  Initiation of a Phase I/II study with MESUPRON in pancreatic cancer expected in H2/2017

TEL-AVIV, Israel, May 03, 2017 (GLOBE NEWSWIRE) -- RedHill Biopharma Ltd. (NASDAQ:RDHL) (Tel-Aviv Stock Exchange:RDHL) (“RedHill” or the “Company”), a specialty biopharmaceutical company primarily focused on the development and commercialization of late clinical-stage, proprietary, orally-administered, small molecule drugs for gastrointestinal and inflammatory diseases and cancer, today reported its financial results for the quarter ended March 31, 2017.

The Company will host a conference call on Wednesday, May 3, 2017, at 9:00 am EDT to review the financial results and business highlights. Dial-in details are included below.

Financial highlights for the quarter ended March 31, 20174

Research and Development Expenses for the first quarter of 2017 were $8.1 million, up 74% compared to the first quarter of 2016 and up 9% compared to the fourth quarter of 2016. The increase was mainly due to the ongoing Phase III and Phase II studies with BEKINDA® (RHB-102)5 for gastroenteritis and diarrhea-predominant irritable bowel syndrome (IBS-D), respectively, the ongoing Phase III study with RHB-104 for Crohn’s disease, ongoing studies with YELIVA® (ABC294640)6 for multiple indications and preparations for the upcoming confirmatory Phase III study with RHB-105 for H. pylori infection.

Selling, Marketing and Business Development Expenses for the first quarter of 2017 were $0.6 million, up 94% compared to the first quarter of 2016. The increase was mainly due to activities related to the Company’s U.S. commercial operations.

General and Administrative Expenses for the first quarter of 2017 were $1.3 million, up 44% compared to the first quarter of 2016 and up 12% compared to the fourth quarter of 2016. The increase was mainly due to expanded operations.

Operating Loss for the first quarter of 2017 was $10.1 million, up 71% compared to the first quarter of 2016 and up 12% compared to the fourth quarter of 2016. The increase was mainly due to an increase in Research and Development Expenses, as detailed above.

Financial Income, net for the first quarter of 2017 was $1.5 million, compared to $379 thousand in the first quarter of 2016. The increase was mainly due to a fair value gain on derivative financial instruments related to investors’ warrants from the December 2016 financing.

Net Cash Used in Operating Activities for the first quarter of 2017 was $10.3 million, up 107% compared to the first quarter of 2016 and up 1% compared to the fourth quarter of 2016. The increase was mainly due to the increase in Operating Loss, as detailed above.

Net Cash Used in Investment Activities for the first quarter of 2017 was $18.6 million, compared to $4.6 million in the first quarter of 2016. The increase was mainly due to investments of the cash in bank deposits and purchase of marketable securities.

Net Cash Provided by Financing Activities for the first quarter of 2017 was $4.5 million compared to an immaterial amount for the first quarter of 2016. The increase was mainly due to proceeds from the exercise of warrants and options into ordinary shares.

Cash Balance as of March 31, 2017 was $61 million, a decrease of $5 million, compared to $66 million as of December 31, 2016. The decrease was a result of cash used in operating activities and investment activities, offset by cash provided by financing activities, as described above.

Micha Ben Chorin, RedHill’s CFO, said: “We are pleased with the achievements in the first quarter of 2017, which included securing rights for two commercial GI products in the U.S. as part of RedHill’s strategic plan of becoming a revenue-generating, gastrointestinal-focused, specialty pharmaceutical company in the U.S. and setting the stage for our late clinical-stage pipeline drugs, if approved. Our cash position of $61 million at the end of the first quarter should allow us to continue to execute our strategic plans for 2017 and diligently advance our late-stage clinical programs. We look forward to important events expected in the coming months, including top-line results from the Phase III GUARD study with BEKINDA® for gastroenteritis, initiation of the confirmatory Phase III study with RHB-105 for H. pylori infection, a second independent DSMB meeting for the ongoing Phase III MAP US study with RHB-104 for Crohn’s disease and the initiation of promotional activities in the U.S. with Donnatal® and EnteraGam®.”

Conference Call and Webcast Information:

The Company will host a conference call on Wednesday, May 3, 2017, at 9:00 am EDT to review the financial results and business highlights.

To participate in the conference call, please dial the following numbers 15 minutes prior to the start of the call: United States: +1-877-280-2342; International: +1-212-444-0896; and Israel: +972-3-763-0147. The access code for the call is 1922788.

The conference call will be broadcasted live and available for replay on the Company's website, http://ir.redhillbio.com/events.cfm, for 30 days. Please access the Company's website at least 15 minutes ahead of the conference to register, download, and install any necessary audio software.

Recent operational highlights:

  On January 3, 2017, RedHill announced the signing of an exclusive co-promotion agreement with a subsidiary7 of Concordia International Corp. (NASDAQ:CXRX) (TSX:CXR) (“Concordia”), granting RedHill certain U.S. promotion rights for Donnatal®8, a prescription oral drug used with other drugs for the treatment of irritable bowel syndrome (irritable colon, spastic colon, mucous colitis) and acute enterocolitis (inflammation of the small bowel). Under the terms of the agreement, RedHill and Concordia will share the revenues generated from the promotion of Donnatal® by RedHill, based on an agreed upon split.

  On January 5, 2017, RedHill announced the signing of a new collaboration agreement with the Department of Molecular Biology and Genetics of Denmark-based Aarhus University for the evaluation of RedHill’s Phase II-stage oncology drug candidate, MESUPRON (upamostat). The new research collaboration follows previous non-clinical studies conducted with Denmark’s Aarhus University and is designed to identify additional high affinity molecular targets of MESUPRON. A Phase I/II study with MESUPRON in pancreatic cancer is planned to be initiated in the second half of 2017.

  On January 10, 2017, RedHill announced first dosing in a three-way crossover pharmacokinetic (PK) study with RHB-105 in 18 subjects (healthy volunteers), intended to evaluate the bioavailability of RHB-105 actives versus the comparator in the planned confirmatory Phase III study (dual therapy of amoxicillin and omeprazole) and a food-effect study with RHB-105. The confirmatory Phase III study with RHB-105 for H. pylori infection is planned to be initiated in the second quarter of 2017. Subject to a successful outcome, the confirmatory Phase III study and the supportive PK program are expected to complete the package required for a U.S. NDA for RHB-105.

  On January 11, 2017, RedHill announced that RHB-104 had been granted Qualified Infectious Disease Product (QIDP) designation by the FDA for the treatment of nontuberculous mycobacteria (NTM) infections. The QIDP designation was granted under the FDA's Generating Antibiotic Incentives Now (GAIN) Act, which is intended to encourage development of new antibiotic drugs for the treatment of serious or life-threatening infections. Under the FDA's GAIN Act, QIDP designation allows for Fast-Track status and Priority Review, potentially leading to a shorter NDA review time by the FDA, and, if approved, an additional five years of U.S. market exclusivity on top of the standard exclusivity period. RedHill plans to consult with the FDA regarding the RHB-104 development program for NTM infections.

  On February 21, 2017, RedHill announced that the last patient enrolled in the randomized, double-blind, placebo-controlled Phase III clinical study with BEKINDA® 24 mg in the U.S. for the treatment of acute gastroenteritis and gastritis (the GUARD study) had completed the treatment course and observation period for the primary endpoint evaluation. The GUARD study treated 321 adults and children over the age of 12 in 29 U.S. clinical sites. Top-line results are expected in the second quarter of 2017. Furthermore, on April 18, 2017, RedHill announced that it had received notices of allowance from the United States Patent and Trademark Office (USPTO) for two new patents covering BEKINDA®. Once granted, the patents are expected to be valid until at least 2034.

  On March 21, 2017, RedHill announced dosing of the first patient in the open-label extension study to the Phase III study with RHB-104 for the treatment of Crohn’s disease (the MAP US study). The open-label extension study (the MAP US2 study) is intended to assess the safety and efficacy of RHB-104 in patients who have completed 26 weeks of treatment in the ongoing MAP US study and remain with active Crohn’s disease (CDAI>150); these patients have the opportunity to receive treatment with RHB-104 for a 52-week period in the open-label extension study.

  On April 4, 2017, RedHill announced that the FDA had granted YELIVA® (ABC294640) Orphan Drug designation for the treatment of cholangiocarcinoma. Orphan Drug designation allows RedHill to benefit from a seven-year marketing exclusivity period for the indication, if approved for marketing, as well as other development incentives to develop YELIVA® for cholangiocarcinoma. A Phase IIa clinical study with YELIVA® in patients with advanced, unresectable, intrahepatic and extrahepatic cholangiocarcinoma is planned to be initiated in the third quarter of 2017.

  On April 5, 2017, RedHill announced the signing of an exclusive license agreement with Entera Health Inc. (“Entera Health”), granting RedHill the exclusive U.S. rights to EnteraGam®9, a commercially-available medical food intended for the dietary management of chronic diarrhea and loose stools which must be administered under medical supervision. Under the terms of the agreement, RedHill will pay Entera Health royalties based on net sales generated from the sale of EnteraGam® by RedHill.

  On April 13, 2017, RedHill, together with IntelGenx Corp. (TSX-V:IGX) (OTCQX:IGXT) (“IntelGenx”), announced that the Ministry of Health of Luxembourg had granted national marketing authorization for RIZAPORT® (5 mg and 10 mg). The national marketing authorization was granted in Luxembourg on the basis of the European Decentralized Procedure (DCP), in which Luxembourg served as the Concerned Member State. The approval in Luxembourg marks the completion of the current marketing approval process for RIZAPORT® under the European DCP.

  On April, 24, 2017, RedHill announced enrollment of the last patient in the Phase II study with BEKINDA® 12 mg for the treatment of IBS-D. The randomized, double-blind, placebo-controlled Phase II study is evaluating the safety and efficacy of BEKINDA® 12 mg in 127 U.S. patients with IBS-D. Top-line results are expected in the third quarter of 2017.

About Donnatal®:
Donnatal® (Phenobarbital, Hyoscyamine Sulfate, Atropine Sulfate, Scopolamine Hydrobromide), a prescription drug, is classified as possibly effective as an adjunctive therapy in the treatment of irritable bowel syndrome (irritable colon, spastic colon, mucous colitis) and acute enterocolitis. Donnatal® slows the natural movements of the gut by relaxing the muscles in the stomach and intestines and acts on the brain to produce a calming effect. Donnatal® comes in two formulations: immediate release Donnatal® Tablets and immediate release Donnatal® Elixir, a fast-acting liquid.

Important Safety Information about Donnatal®:
Donnatal® is contraindicated in patients who have glaucoma, obstructive uropathy, obstructive disease of the gastrointestinal tract, paralytic ileus, unstable cardiovascular status, severe ulcerative colitis, myasthenia gravis, hiatal hernia with reflux esophagitis, or known hypersensitivity to any of the ingredients. Patients who are pregnant or breast-feeding or who have autonomic neuropathy, hepatic or renal disease, hyperthyroidism, coronary heart disease, congestive heart failure, cardiac arrhythmias, tachycardia or hypertension should notify their doctor before taking Donnatal®. Side effects may include: dryness of the mouth, urinary retention, blurred vision, dilation of pupils, rapid heartbeat, loss of sense of taste, headache, nervousness, drowsiness, weakness, dizziness, insomnia, nausea, vomiting and allergic reactions which may be severe.

Further information, including prescribing information, can be found on www.donnatal.com.

Please see the following website for complete important safety information about Donnatal®:
http://www.donnatal.com/professionals/important-safety-information/

About EnteraGam®:
EnteraGam® (a serum-derived bovine immunoglobulin/protein isolate, SBI) is a medical food product intended for the dietary management of chronic diarrhea and loose stools. EnteraGam® must be administered under medical supervision. EnteraGam® binds microbial components10, such as toxic substances released by bacteria, that upset the intestinal environment. This helps prevent them from penetrating the lining of the intestine, which may contribute to chronic diarrhea and loose stools in people who have specific intestinal disorders11 12.

Safety Information about EnteraGam®:
EnteraGam® contains beef protein; therefore, patients who have an allergy to beef or any other component of EnteraGam® should not take this product.  EnteraGam® has not been studied in pregnant women, in women during labor and delivery, or in nursing mothers.  The choice to administer EnteraGam® during pregnancy, labor and delivery, or to nursing mothers is at the clinical discretion of the prescribing physician.

EnteraGam® does not contain any milk-derived ingredients such as lactose, casein, or whey.  EnteraGam® is gluten-free, dye-free and soy-free.

Please see full Product Information.

To report suspected adverse reactions, contact Entera Health, Inc. at 1-855-4ENTERA (1-855-436-8372), or the FDA at 1-800-FDA-1088 (1-800-332-1088) or www.fda.gov/medwatch.

About RedHill Biopharma Ltd.:
RedHill Biopharma Ltd. (NASDAQ:RDHL) (Tel-Aviv Stock Exchange:RDHL) is a specialty biopharmaceutical company headquartered in Israel, primarily focused on the development and commercialization of late clinical-stage, proprietary, orally-administered, small molecule drugs for the treatment of gastrointestinal and inflammatory diseases and cancer. RedHill has a U.S. co-promotion agreement with Concordia for Donnatal®, a prescription oral adjunctive drug used in the treatment of IBS and acute enterocolitis, as well as an exclusive license agreement with Entera Health for EnteraGam®, a medical food intended for the dietary management, under medical supervision, of chronic diarrhea and loose stools. RedHill’s clinical-stage pipeline includes: (i) RHB-105 - an oral combination therapy for the treatment of Helicobacter pylori infection with successful results from a first Phase III study; (ii) RHB-104 - an oral combination therapy for the treatment of Crohn's disease with an ongoing first Phase III study, a completed proof-of-concept Phase IIa study for multiple sclerosis and QIDP status for nontuberculous mycobacteria (NTM) infections; (iii) BEKINDA® (RHB-102) - a once-daily oral pill formulation of ondansetron with an ongoing Phase III study for acute gastroenteritis and gastritis and an ongoing Phase II study for IBS-D; (iv) RHB-106 - an encapsulated bowel preparation licensed to Salix Pharmaceuticals, Ltd.; (v) YELIVA® (ABC294640) - a Phase II-stage, orally-administered, first-in-class SK2 selective inhibitor targeting multiple oncology, inflammatory and gastrointestinal indications; (vi) MESUPRON - a Phase II-stage first-in-class, orally-administered protease inhibitor, targeting pancreatic cancer and other solid tumors and (vii) RIZAPORT® (RHB-103) - an oral thin film formulation of rizatriptan for acute migraines, with a U.S. NDA currently under discussion with the FDA and marketing authorization received in two EU member states under the European Decentralized Procedure (DCP). More information about the Company is available at: www.redhillbio.com.

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company’s control, and cannot be predicted or quantified and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company’s research, manufacturing, preclinical studies, clinical trials, and other therapeutic candidate development efforts; (ii) the Company’s ability to advance its therapeutic candidates into clinical trials or to successfully complete its preclinical studies or clinical trials; (iii) the extent and number of additional studies that the Company may be required to conduct and the Company’s receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings, approvals and feedback; (iv) the manufacturing, clinical development, commercialization, and market acceptance of the Company’s therapeutic candidates; (v) the Company’s ability to successfully market Donnatal® and EnteraGam®, (vi) the Company’s ability to establish and maintain corporate collaborations; (vii) the Company's ability to acquire products approved for marketing in the U.S. that achieve commercial success and build its own marketing and commercialization capabilities; (viii) the interpretation of the properties and characteristics of the Company’s therapeutic candidates and of the results obtained with its therapeutic candidates in research, preclinical studies or clinical trials; (ix) the implementation of the Company’s business model, strategic plans for its business and therapeutic candidates; (x) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; (xi) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company; and (xii) estimates of the Company’s expenses, future revenues capital requirements and the Company’s needs for additional financing; (xiii) competitive companies and technologies within the Company’s industry. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on February 23, 2017. All forward-looking statements included in this Press Release are made only as of the date of this Press Release. We assume no obligation to update any written or oral forward-looking statement unless required by law.

1 Including cash and short-term investments.

2 Donnatal® (Phenobarbital, Hyoscyamine Sulfate, Atropine Sulfate, Scopolamine Hydrobromide) is a prescription drug, classified as possibly effective as an adjunctive therapy in the treatment of irritable bowel syndrome (irritable colon, spastic colon, mucous colitis) and acute enterocolitis.  For more information, please see the prescribing information: http://www.donnatal.com/wp-content/uploads/2015/02/2015-02-18-Risk-Benefit-information-DTC-REV.-SE.pdf.

3 EnteraGam® (a serum-derived bovine immunoglobulin/protein isolate, SBI) is a commercially-available medical food, intended for the dietary management of chronic diarrhea and loose stools due to specific intestinal disorders, which must be administered under medical supervision.

4 All financial highlights are approximate and are rounded to the nearest hundreds of thousands.

5 BEKINDA® is an investigational new drug, not available for commercial distribution.

6 YELIVA® is an investigational new drug, not available for commercial distribution.

7 Concordia Pharmaceuticals Inc.

8 Donnatal® (Phenobarbital, Hyoscyamine Sulfate, Atropine Sulfate, Scopolamine Hydrobromide) is a prescription drug, classified as possibly effective as an adjunctive therapy in the treatment of irritable bowel syndrome (irritable colon, spastic colon, mucous colitis) and acute enterocolitis.  For more information, please see the prescribing information: http://www.donnatal.com/wp-content/uploads/2015/02/2015-02-18-Risk-Benefit-information-DTC-REV.-SE.pdf.

9 EnteraGam® (a serum-derived bovine immunoglobulin/protein isolate, SBI) is a commercially-available medical food, intended for the dietary management of chronic diarrhea and loose stools due to specific intestinal disorders, which must be administered under medical supervision.

10 Horgan A, Maas K, Henderson A, Detzel C, Weaver E. Serum-derived bovine immunoglobulin/protein isolate binds to pathogen-associated molecular patterns. Poster presented at: Federation of American Societies for Experimental Biology; April 26-30, 2014; San Diego, CA.

11 Petschow BW, Burnett B, Shaw AL, Weaver EM, Klein GL. Serum-derived bovine immunoglobulin/protein isolate: postulated mechanism of action for management of enteropathy. Clin Exp Gastroenterol. 2014;7:181-190.

12 Gasbarrini A, Lauritano EC, Garcovich M, Sparano L, Gasbarrini G. New insights into the pathophysiology of IBS: intestinal microflora, gas production and gut motility. Eur Rev Med Pharmacol Sci. 2008;12 Suppl 1:111-117.

REDHILL BIOPHARMA LTD.
CONSOLIDATED CONDENSED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
(Unaudited)

	Three months ended
	March 31,
	2017	2016
	U.S. dollars in thousands
RESEARCH AND DEVELOPMENT EXPENSES, net	8,137	4,676
SELLING, MARKETING AND BUSINESS DEVELOPMENT EXPENSES	605	*312
GENERAL AND ADMINISTRATIVE EXPENSES	1,315	*915
OTHER EXPENSES	45	—
OPERATING LOSS	10,102	5,903
FINANCIAL INCOME	1,556	380
FINANCIAL EXPENSES	50	1
FINANCIAL INCOME, net	1,506	379
LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	8,596	5,524
LOSS PER ORDINARY SHARE, basic and diluted (U.S. dollars)	0.05	0.04
WEIGHTED AVERAGE OF ORDINARY SHARES (in thousands)	170,072	127,129

*Reclassified

REDHILL BIOPHARMA LTD.
CONSOLIDATED CONDENSED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited)

	March 31,	December 31,
	2017	2016
	U.S. dollars in thousands
CURRENT ASSETS:
Cash and cash equivalents	29,624	53,786
Bank deposits	15,609	55
Financial assets at fair value through profit or loss	15,351	12,313
Prepaid expenses and receivables	2,675	1,661
	63,259	67,815
NON-CURRENT ASSETS:
Bank deposits	145	137
Fixed assets	151	165
Intangible assets	6,050	6,095
	6,346	6,397
TOTAL ASSETS	69,605	74,212

CURRENT LIABILITIES:
Accounts payable and accrued expenses	3,786	3,356
Payable in respect of intangible asset purchase	2,000	2,000
	5,786	5,356

NON-CURRENT LIABILITIES:
Derivative financial instruments	4,873	6,155
TOTAL LIABILITIES	10,659	11,511

EQUITY:
Ordinary shares	455	441
Additional paid-in capital	156,415	150,838
Warrants	—	1,057
Accumulated deficit	(97,924)	(89,635)
TOTAL EQUITY	58,946	62,701

TOTAL LIABILITIES AND EQUITY	69,605	74,212

REDHILL BIOPHARMA LTD.
CONSOLIDATED CONDENSED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited)

	Three months ended
	March 31,
	2017	2016
	U.S. dollars in thousands
OPERATING ACTIVITIES:
Comprehensive loss	(8,596)	(5,524)
Adjustments in respect of income and expenses not involving cash flow:
Share-based compensation to employees and service providers	307	374
Depreciation	14	10
Write-off of intangible assets	45	—
Unrealized gains on derivative financial instruments	(1,262)	(201)
Fair value loses (gains) on financial assets at fair value through profit or loss	15	(8)
Revaluation of bank deposits	(18)	(58)
Exchange differences in respect of cash and cash equivalents	(242)	(82)
	(1,141)	35
Changes in assets and liability items:
Decrease (increase) in prepaid expenses and receivables	(1,014)	440
Increase in accounts payable and accrued expenses	430	68
	(584)	543
Net cash used in operating activities	(10,321)	(4,981)
INVESTING ACTIVITIES:
Purchase of fixed assets	—	(29)
Change in investment in current bank deposits	(15,544)	2,000
Purchase of non-current bank deposit	—	—
Purchase of financial assets at fair value through profit or loss	(3,453)	(6,572)
Proceeds from sale of financial assets at fair value through profit or loss	400	—
Net cash used in investing activities	(18,597)	(4,601)
FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares, net of expenses	1,282	—
Exercise of warrants and options into ordinary shares	3,232	10
Net cash provided by financing activities	4,514	10
DECREASE IN CASH AND CASH EQUIVALENTS	(24,404)	(9,572)
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	242	82
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	53,786	21,516
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	29,624	12,026
SUPPLEMENTARY INFORMATION ON INTEREST RECEIVED IN CASH	71	94

Company contact:
Adi Frish
Senior VP Business Development &
Licensing
RedHill Biopharma
+972-54-6543-112
adi@redhillbio.com

IR contact (U.S.):
Marcy Nanus
Senior Vice President
The Trout Group
+1-646-378-2927
Mnanus@troutgroup.com